Exhibit 21

Subsidiaries of Registrant

Name	State of Incorporation

ICU Medical Sales, Inc.	Delaware

ICU Medical de Mexico, S.A. de C.V.	Mexico

ICU Medical Europe S.r.l.	Italy

ICU Medical (Utah), Inc.	Delaware

ICU World, Inc.	Delaware

ICE Rink, Inc.	Delaware

Neo Care GmbH	Germany

ICU Medical Slovakia S.r.o.	Slovak Republic